CERTIFICATE OF TRUST

OF

UNDERLYING FUNDS TRUST

This Certificate of Trust of Underlying Funds Trust, a statutory trust (the “Trust”), executed by the undersigned trustee and filed under and in accordance with the provisions of the Delaware Business Trust Act (12 Del. C. Section 3801 et seq.) (the “Act”) and sets forth the following:

FIRST: The name of the statutory trust formed hereby is Underlying Funds Trust.

SECOND: The address of the registered office of the Trust in the State of Delaware is 1209 Orange Street, Wilmington Delaware 19801. The name of the Trust’s registered agent at such address is The Corporation Trust Company

THIRD: The Trust formed hereby is or will become an investment company registered under the Investment Company Act of 1940, as amended (15 U.S.C. §§80a-1 et seq.).

FOURTH: Pursuant to and in accordance with Section 3804 of the Act, the debts, liabilities, obligations, costs, charges, reserves and expenses incurred, contracted for or otherwise existing with respect to a particular series, created or provided in Section 3806(b)(2) of the Act, whether such series is now authorized and existing pursuant to the governing instrument of the Trust or is hereafter authorized and existing pursuant to said governing instrument, shall be enforceable against the assets associated with such series only, and not against the assets of the Trust generally or any other series thereof, and, except as otherwise provided in the governing instrument of the Trust, none of the debts, liabilities, obligations, costs, charges, reserves and expenses incurred, contracted for or otherwise existing with respect to the Trust generally or any other series thereof shall be enforceable against the assets of such series.

IN WITNESS WHEREOF, the undersigned, being the sole trustee of Underlying Funds Trust, has duly executed this Certificate of Trust as of the 27th day of March, 2006.

/s/ Stephen G. Bond
Stephen G. Bondi
Trustee